EXHIBIT (d)(2)(K)

TSA Minimum Initial Premium Rider

TSA MINIMUM PREMIUM RIDER

benefits

Under this rider, the initial premium amount may be lowered to $0 if additional planned premiums are at least $600 annually and are part of a regularly billed (electronic funds transfer or payroll deduction) program.

policy fee and charge

An Annual Policy Fee will be deducted on each Policy anniversary as noted in the Policy Specifications. This charge also will be applied in the event of a full withdrawal.

A percentage of the Policy value will be deducted from the Policy value for the life of the Policy, and is referred to in the Policy Specifications as the Monthly Charge. The Monthly Charge will be deducted on the same date in each succeeding month as the Policy date. This date is referred to in the Policy Specifications as the monthly activity date. Whenever the monthly activity date falls on a day other than a Business Day, the Monthly Charge will be deducted on the next Business Day.

The Annual Policy Fee will be waived for any Policy Year in which total net premium received, less any withdrawals, is at least $2,000 on the Policy anniversary.

Both the Annual Policy Fee and the Monthly Charge for this option will be waived if the total policy value is $50,000. Once waived, the Annual Policy Fee and the Monthly Charge for this option are not reapplied if the total policy value falls below $50,000.

effective date

This rider will become effective on the date shown below. It may not be cancelled after issue and will terminate when the policy terminates.

Effective Date of Rider:

Policy Date

AMERITAS LIFE INSURANCE CORP.

/s/	Jan M. Connolly	/s/	JoAnn M. Martin
	Secretary		President

MP 4902

TSA Minimum Premium Rider

MP 4902

Monthly Charge .0291%* of the policy

Annual Policy Fee $30**

*       Equivalent to an annual rate of .35% of the policy value, deducted at issue on each monthly activity date. The annual rate will not exceed ..50%.

** Current fee. The policy fee will not exceed $40. Any excess of the Fixed Account's pro rata portion of the Policy Fee over $30 is currently waived. We reserve the right to charge the pro rata portion over $30 to the Separate Account.